

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2010

Frank M. Drendel
Chairman and Chief Executive Officer
CommScope, Inc.
1100 CommScope Place, SE
Hickory, NC 28602

> **RE: CommScope, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 001-12929**

Dear Mr. Drendel:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director